EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Superconductor Technologies Inc. on Form S-3 of our report dated March 12, 2015, which report includes an explanatory paragraph that raises substantial doubt about the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements and related consolidated financial statement schedules of Superconductor Technologies Inc. as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014 appearing in the Annual Report on Form 10-K of Superconductor Technologies Inc. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum LLP

Los Angeles, California
March 12, 2015